UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 13, 2019

C&F FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	000-23423	54-1680165
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

802 Main Street, West Point, Virginia	23181
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (804) 843-2360

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	CFFI	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange of 1934 (§240.12b-2 of this chapter).

Emer
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 8.01         Other Events

On August 13, 2019, C&F Financial Corporation (the “Corporation”) and Peoples Bankshares, Inc. (“Peoples”) jointly issued a press release announcing an agreement that the Corporation will acquire Peoples for cash and stock consideration valued at approximately $21.4 million.  The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Important Information and Where to Find It:

This report does not constitute an offer to sell or the solicitation of an offer to buy securities of the Corporation or a solicitation of any vote or approval. The Corporation will file a registration statement on Form S-4 and other documents regarding the proposed transaction with the Securities and Exchange Commission (“SEC”) to register the shares of the Corporation’s common stock to be issued to the shareholders of Peoples. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Peoples in advance of its special meeting of shareholders that will be held to consider the proposed transaction.  Before making any voting or investment decision investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about the Corporation, Peoples and the proposed transaction. Shareholders are also urged to carefully review the Corporation’s public filings with the SEC, including, but not limited to, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, from the Corporation at www.cffc.com under the tab “Investor Relations” or by directing a request to C&F Financial Corporation, 3600 La Grange Parkway, Toano, Virginia 23168, Attn.: Investor Relations.  The information on the Corporation’s website is not, and shall not be deemed to be, a part of this report or incorporated into other filings the Corporation makes with the SEC.

The Corporation, Peoples and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Peoples in connection with the proposed transaction. Information about the directors and executive officers of the Corporation and their ownership of the Corporation’s common stock is set forth in the Corporation’s proxy statement in connection with its annual meeting of shareholders, as previously filed with the SEC on March 8, 2019. Information about the directors and executive officers of Peoples and their ownership of Peoples’ common stock may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Safe Harbor Statement:

Statements made in this report that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Corporation and Peoples, include statements as to the anticipated benefits of the proposed transaction, including future financial and operating results, cost savings and enhanced revenues that may be realized from the proposed transaction as well as other statements of expectations regarding the proposed transaction and any other statements regarding future results or expectations.  The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, are inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Corporation and Peoples and their respective subsidiaries include, but are not limited to the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the proposed transaction as expected and within the expected time frame; disruptions to customer and employee relationships and business operations caused by the proposed transaction; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including values of real estate and other collateral; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in the Corporation’s publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2018. As a result, actual results may differ materially from the forward-looking statements in this report.

These factors are not necessarily all of the factors that could cause the Corporation’s, Peoples’ or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm the Corporation’s, Peoples’ or the combined company’s results.

Item 9.01         Financial Statements and Exhibits

(d) Exhibits

EXHIBIT INDEX

99.1	Press release issued by C&F Financial Corporation and Peoples Bankshares, Inc. dated August 13, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C&F FINANCIAL CORPORATION
(REGISTRANT)

Date:	August 13, 2019	By: /s/ Jason E. Long
Jason E. Long
Chief Financial Officer and Secretary